UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 6, 2023, Polestar Automotive Holding UK PLC (“Polestar” or “Company”) issued a press release announcing its preliminary estimates for global deliveries for the second quarter of 2023. A copy of the press release is attached hereto as Exhibit 99.1.

Polestar expects to release its unaudited financial and operational results for the second quarter of 2023 on Thursday, August 31, 2023, before market opening in the USA. Polestar’s CEO and CFO expect to hold a live audio webcast on Thursday, August 31, 2023 at 08:00 ET (14:00 CEST) to discuss the Company’s results. Relevant documents and a link to the live audio webcast will be available on the Polestar Investor Relations website at https://investors.polestar.com/. From Thursday, August 17, 2023, verified holders of Polestar’s American Depositary Shares will be able to ask questions through the Say Technologies platform, accessible via https://app.saytechnologies.com/polestar-2023-q2.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated July 6, 2023, titled “Polestar achieves record deliveries in the second quarter, growing 36% year-on-year.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: July 6, 2023	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer

4